UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Turning Point Brands, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

90041L105
(CUSIP Number)

Joseph Mause
Standard General L.P.
767 Fifth Avenue, 12th Floor
New York, NY 10153
Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 7, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 10,490,676
9 Sole Dispositive Power 0
10 Shared Dispositive Power 10,490,676
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,490,676
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 53.2%
14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 10,490,676
9 Sole Dispositive Power 0
10 Shared Dispositive Power 10,490,676
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,490,676
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 53.2%
14	Type of Reporting Person (See Instructions) IN, HC

AMENDMENT NO. 7 TO SCHEDULE 13D

This Amendment No. 7 to Schedule 13D (this “Amendment”) relates to Common Stock, par value $0.01 per share (“Turning Point Common Stock”), of Turning Point Brands, Inc., a Delaware corporation (the “Issuer” or the “Company”).  The address of the principal executive offices of the Issuer is 5201 Interchange Way, Louisville, Kentucky 40229. This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D that was filed on May 13, 2016 and amended on June 29, 2016, November 25, 2016, March 20, 2017, June 5, 2017, June 14, 2017, September 7, 2018 and by this Amendment (as so amended, the “Schedule 13D”).  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as in the Schedule 13D.

This amendment is being filed to amend and supplement Items 4, 5, 6 and 7 of the Schedule 13D as follows:

Item 4.                Purpose of Transaction

On April 7, 2020, pursuant to an agreement between the Reporting Persons and the Company (the “The Membership Interest Purchase Agreement”), the Reporting Persons purchased all of the membership interests in a subsidiary of Standard Diversified Inc. (“Standard Diversified”) on behalf of private investment vehicles for which Standard General L.P. acts as investment manager, in exchange for 136,545 shares of Turning Point Common Stock, valued for purposes of such transaction at $20.685 per share, which was the volume average weighted closing price of Turning Point Common Stock for the five trading days immediately preceding the date of the transaction.  The foregoing summary is qualified in its entirety by reference to the full text of the Agreement, which is incorporated by reference as Exhibit 99.1 hereto.

In addition, on such date, the Reporting Persons granted to David Glazek, a partner of Standard General L.P., 10,095 shares of Turning Point Common Stock, valued for purposes of such grant at $20.685 per share, which was the volume average weighted closing price of Turning Point Common Stock for the five trading days immediately preceding the grant date. Mr. Glazek is also a director of the Issuer.
The Company and Standard Diversified have announced that, on April 7, 2020, Standard Diversified, the Company and a wholly owned subsidiary of the Company (“Merger Sub”) entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), under which Standard Diversified would merge with and into Merger Sub, with Merger Sub surviving as a wholly owned subsidiary of the Company (the “Merger”).  Pursuant to the Merger Agreement, each share of common stock of Standard Diversified issued and outstanding immediately prior to the effective time of the Merger (except for shares held by the Company, Merger Sub or any subsidiary of the Company) will be converted into the right to receive a fraction of a share of Turning Point Common Stock equal to (a) 97% of the total number of shares of Turning Point Common Stock held by Standard Diversified at the effective time of the Merger, divided by (b)(1) the total number of shares of common stock of Standard Diversified outstanding at such date plus (2) the total number of shares of common stock of Standard Diversified underlying all awards of shares of common stock of Standard Diversified granted under Standard Diversified’s 2017 Omnibus Equity Incentive Plan that are unvested or subject to a risk of forfeiture and awards of restricted stock units relating to shares of common stock of Standard Diversified granted under the plan that will vest immediately prior the effective time of the Merger and were not previously outstanding (the “Merger Consideration”). The closing of the Merger is subject to certain mutual conditions.  The Merger Agreement and the Merger are described more fully in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on April 8, 2020. Following the Merger, if it is consummated, shares of Turning Point Common Stock reported herein as being owned by Standard Diversified and indirectly beneficially owned by the Reporting Persons would no longer be held by Standard Diversified, and the Reporting Persons would instead beneficially own shares of Turning Point Common Stock distributed as Merger Consideration pursuant to the terms of the Merger Agreement.
Item 5.                Interest in Securities of the Issuer

(a) and (b)  See Items 7-11 of the cover pages and Item 2 of the Schedule 13D.

Of the shares of Turning Point Common Stock reported herein, 511,758 shares are owned by Standard General or the private investment vehicles for which it acts as investment manager and 9,978,918 shares are owned by Standard Diversified.  As previously reported, as a result of their beneficial ownership of a majority of the outstanding voting securities of Standard Diversified, the Reporting Persons may be deemed to share voting and investment power over the Turning Point Common Stock held by Standard Diversified.  Each of the Reporting Persons disclaims such beneficial ownership except to the extent of his or its pecuniary interest therein.  Any reports or other information filed or required to be filed by Standard Diversified shall be the responsibility of Standard Diversified and not of the Reporting Persons.

The percentage calculations used herein are based on the statement in the Company’s Quarterly Report on Form 10-K for the year ended December 31, 2019, as filed with the Securities and Exchange Commission on March 16, 2020, that there were 19,723,080 shares of Turning Point common Stock outstanding at March 2, 2020.

(c)  The information set forth in Item 4 is incorporated herein by reference.  The Reporting Persons have not effected any other transactions in the Issuer’s securities during the sixty day period prior to the filing of this Schedule 13D.

(d)  Not applicable.

(e)  Not applicable.

Item 6.                Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 4 is incorporated herein by reference.

Item 7.                Material to be Filed as Exhibits

Exhibit 99.1
The Membership Interest Purchase Agreement is incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Standard Diversified with the Securities and Exchange Commission on April 8, 2020.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:                April 9, 2020
STANDARD GENERAL L.P. By: /s/ Joseph Mause Name: Joseph Mause Title: Chief Financial Officer SOOHYUNG KIM /s/ Soohyung Kim Soohyung Kim